August 15, 2005

VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Barbara C. Jacobs
Assistant Director
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0406

      RE:   NetSol Technologies, Inc.
            Form SB-2
            File No. 333-116512

            Form 10-KSB for the period ended June 30, 2004
            Form 10-QSB for fiscal quarter ended September 30, 2004
            Form 10-QSB for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005 File No. 0-22773

Dear Ms. Jacobs,

Follows is our response to your comment letter dated August 2, 2005.

Post-effective Amendment No. 44 to Registration Statement on Form SB-2

General

1. The loan transactions that you described in your certain relationships and related transactions section appear to be loans that are inconsistent with
      Section 13(k) (1) of the Exchange Act. Section 13(k)(1) prohibits the extensions of credit by issuers in the form of personal loans to their directors or executive officers. The loans made by you to your officers in order to facilitate their personal exercise of stock options appear to fall within this prohibition. Please make disclosure in your filing regarding such possible violation and the possible consequences.

As we have previously disclosed, it has been the practice of our executive officers to exercise options against funds already due to them from the Company, such as monies the officers personally loaned to the Company, deferred compensation, and bonuses granted to them. Since our last filing, we have conducted a detailed review of all of such funds due to the executive officers. Our review discovered the existence of loans made by these officers to the Company's Pakistani subsidiary in 2002. These loans were previously reflected in the financial statements of the subsidiary. As a result of this discovery, we have determined that immediately prior to their November 2003 option exercises, the Company owed the named executive officers a total $201,698. Immediately after the November 2003 exercise, $725 remained due to the officers. These officers make it a practice to defer a portion of their monthly salary in order to reduce any burden on the Company's cash flow. Accordingly, at any given time, there are outstanding amounts due to these officers. Immediately prior to the officers' March 2004 option exercises, approximately $49,764 was due from the Company to the officers. Immediately following the March 2004 exercise, $24,511 was due from the officers to the Company. This amount was reduced, through the normal salary deferral, to a positive amount due to the officers, of approximately $3,000 by the end of May 2004. At June 30, 2004, and currently, there are no outstanding amounts due by the named executive officers to the Company. In December 2004, the named officers exercised options to acquire shares that have subsequently been canceled by the Company. Our review has determined that the promissory notes previously entered into are void because the officers did not owe those funds to the Company as a result of both loans made to the Company and compensation due to the officers that had been deferred. We have revised the certain relationships and related transaction section of the Form SB-2, and corresponding sections of the Form 10-KSB for June 30, 2004 and the Forms 10-QSB for September 30, 2004, December 31, 2004, and March 31, 2005 to eliminate the references to the November 28, 2003 and March 31, 2004 and December 2004 transactions.


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

Risk Factors

Certain of Our Management Team Have Relationships...page 6

2. This risk factor discusses the risks related to transactions in which members of management have loaned funds to you. It does not appear to be case that members of management has made such loans. Rather, your disclosure under certain relationships and related transactions indicates that loans were made by you to members of management. Please revise as necessary.

Our review has determined that funds were due to the executive officers from a loan of moneys made to the Pakistani subsidiary in 2002. Accordingly, the risk factor, as stated in our previous filing, was accurate and has not been modified.

Certain Relationships and Related Transactions, page 51

3. With respect to the last paragraph in this section, your statement that the terms of the management loan transactions are no less favorable to you than a transaction with an unaffiliated third party appears to lack a basis. It is unclear how a transaction in which you issue shares upon exercise of a stock option and afford the person exercising the option a loan with respect to the aggregate exercise price would be available to an unaffiliated third party. Instead, stock options are most usually associated with employees or persons with some relationship to the company. Also, certain significant terms of the transaction such as the use of the stock as collateral and the payment on the loan with salary would not typically be available to unaffiliated third parties.

As a review of loans made by and compensation due to the named executive officers resulted in a discovery that funds were due to these officers and that the previous promissory notes are now void, we believe the disclosure is accurate as stated.


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

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial Statements

4. You indicate that you restated your March 31, 2005 financial statements to reflect the change in your purchase price allocation for CQ Systems. It does not appear that you have made corresponding adjustments to your pro forma financial statements. Revise accordingly.

Based on comment 12 below, in which paragraph 46 of SFAS 141 requires the recognition of the contingent consideration as if it were a liability, the purchase price allocation for CQ Systems has been adjusted to reflect the liability and reduction of goodwill as necessary. The proformas have been revised accordingly.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5. Your response to comment no. 8 in our letter dated June 22, 2005 indicates that the report as modified to refer to "NetSol" rather than "Network" Technologies due to a typographical error. The last sentence of the first paragraph continues to refer to "Network" Technologies. Please revise the audit reports in this registration statement and Form 10-KSB accordingly.

We have revised the audit reports accordingly.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-14 .

6. In your response to comment no. 13 in our letter dated June 22, 2005, you state that the "whole amount of the license fee is recognized as revenue in the period of signing of [a] contract" when an arrangement does not contain any major customization. Tell us and revise to disclose how you ensure that all of the revenue recognition criteria in paragraph 8 of SOP 97-2 are met in the period of signing of the contract.

Revenue is recognized in the period of signing when the arrangement does not contain any major customization in accordance with paragraph 8 of SOP 97-2 as all of the criteria are met:

      a) Persuasive evidence of an arrangement exists - a contract has been signed.

      b) Delivery has occurred - the software is delivered usually within 30 days of the signing of the contract.

      c) The vendor's fee is fixed or determinable - the fee is fixed when the contract is signed.

      d) Collectibility is probable - based on past history contracts are collected within 90 days of signing.

We have revised our disclosure as follows:


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

License Revenue. The Company recognizes revenue from license contracts without major customization when a non-cancelable, non-contingent license agreement has been signed, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable.

7. We note your response to comment no. 14 in our letter dated June 22, 2005. As previously requested, revise your revenue recognition policy to disclose the method you use to measure progress toward completion on arrangements recognized using the percentage of completion method. Indicate the output or input measures used to calculate the amount of revenue to recognize in each period. Refer to paragraph 45 of SOP 81-1.

The method we use to measure progress toward completion is a `Unit of Work Completed' method to determine the percentage of completion of a specific project as allowed by Paragraph 44 of SOP 81-1. This is an "Output Measures" (Paragraph 46 of SOP 81-1) as it determines the result achieved at a specific date. Project managers certify the units (Modules) completed of the specific project and they are further certified by the EVP IT / Operations. This measure provides us a reasonable assurance of units (Modules) completed at specific date out of total units (modules) to be developed.

Note: Complete module (Unit), means a module of a specific contract/software that has been completed in all respect of Coding, Testing and Integration and capable of being used independently.

We have revised our disclosure as follows:

Revenue from the sale of licenses with major customization, modification, and development is recognized on a percentage of completion method, in conformity with ARB 45 and SOP 81-1. Revenue from the implementation of software is recognized on a percentage of completion method, in conformity with Accounting Research Bulletin ("ARB") No. 45 and SOP 81-1. Any revenues from software arrangements with multiple elements are allocated to each element of the arrangement based on the relative fair values using specific objective evidence as defined in the SOPs. An output measure of "Unit of Work Completed" is used to determine the percentage of completion which measures the results achieved at a specific date. Units completed are certified by the Project Manager and EVP IT/ Operations.

Note 11 - Convertible Debenture, page F-31

8. Based on the information provided in response to comment no. 17 in our letter dated June 22, 2005, it appears that once the conversion terms were set on May 4, 2005, you should have computed the value of the beneficial conversion using the revised conversion terms and the commitment date stock price. Please refer to Issue 7 of EITF 00-27 and tell us how you considered this guidance in recording the value of the beneficial conversion of $300,000.

Based on Issue 7 of EITF 00-27, the beneficial conversion feature expense has been recomputed using the conversion terms set in the amended agreement dated May 4, 2004. Below is the calculation for the re-computed beneficial conversion feature expense.


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

            20 day average market price                        2.251
            Number of share issued                           645,161
                                                          ----------
            Market price of shares                        $1,452,257
            Cash received                                  1,200,000
                                                          ----------
                  Beneficial Conversion Feature           $  252,257
                                                          ==========

Note 11 in the June 30, 2004 10KSB has been revised as follows:

The Company received a net of $1,049,946 after placement expenses. The beneficial conversion feature of the debenture was valued at $252,257. The Company has recorded this as a contra-account against the loan balance and is amortizing the beneficial conversion feature over the life of the loan. The net balance at June 30, 2004, is $985,243.

CQ Systems Limited Financial Statements

Independent Auditor's Report, page 2

9. We note the revised report of CMB Partnership for the financial statements of CQ Systems as of March 31, 2004 and 2003. The report states that the audits were conducted in accordance with auditing standards generally accepted in the United Kingdom. As previously requested in comment no. 8 in our letter dated April 27, 2005, revise to state, if true, that the audits were conducted in accordance with generally accepting auditing standards in the United States. Please also revise the report included in your Form 8-K/A accordingly.

The report has been corrected.


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

Exhibits

10. Please obtain consents from your accountants that correspond to the dates of their reports included in your Form SB-2.

      Consents corresponding to the dates of their reports included in our Form SB-2 have been obtained from our accountants.

Draft Form 10-KSB/A for the fiscal year ended June 30, 2004

Item 8A. Controls and Procedures

11. We note your response to no.19 in our letter dated June 22, 2005. Please note that Item 308 of Regulation S-B requires disclosure of any changes during the last fiscal quarter. We note that the modification to your disclosure per your response indicates that the period for which any change is to be disclosed is "[s]ubsequent to the date of such evaluation" As such, the requirements of Item 308 do not appear to be met. Further, please note that the draft disclosure you provided does not appear to be the same as that set forth in your response. This comment also appears applicable to the disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

      Our disclosure in the case of the annual report has been modified to read:

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as defined in Rule 13a-15(e) as of the fiscal quarter ending on June 30, 2004. Based upon that evaluation, the Chairman, Chief Financial Officer and Chief Executive Officer concluded that our disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting that occurred in the fiscal quarter ended June 30, 2004 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting."

Our disclosure in the case of the quarterly reports, with the exception of March 31, 2005, has been modified to read:

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of the period covered by this report on Form 10Q-SB. Based upon that evaluation, the Chairman, Chief Financial Officer and Chief Executive Officer concluded that our disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting that occurred in the period covered by this report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Our disclosure in the case of the quarterly report ended March 31, 2005 has been modified to read:


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

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of the period covered by this report on Form 10Q-SB. Based upon that evaluation, the Chairman, Chief Financial Officer and Chief Executive Officer concluded that our disclosure controls and procedures are effective.

In response to the need to restate the financials for the periods ending June 30, 2004, September 30, 2004 and December 31, 2004, and commencing in the period ending March 31, 2005, the controller, Chief Financial Officer and auditor have agreed to meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting which may have an impact on the Company's reporting. Any material changes are reported to the audit committee. The audit committee is charged with reviewing any new accounting policies with the Company's auditor, as well as, with reviewing our periodic reports and other public disclosures. Other than this change, there has been no change in our internal control over financial reporting that occurred in the period covered by this report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We have corrected the inadvertent exclusion of the modified disclosure in the 10KSB/A.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Notes to Unaudited Consolidated Financial Statements

Note 15 - Acquisition of CQ Systems, page 17

12. We note your response to comment no. 4 in our letter dated June 22, 2005 and your statement that as a result of removing the liability associated with your purchase of CQ Systems, the purchase price allocation for the maintenance contracts and license contracts was reduced. In accordance with the guidance in paragraph 46, since your business combination involves contingent consideration, an amount equal to the sum of the amounts assigned to assets acquired and liabilities assumed that exceeds the non-contingent purchase price should be recognized as if it was a liability prior to any pro rata allocation of this excess. Tell us how you considered the guidance in paragraph 46 of SFAS 141 in your revised purchase price allocation. Furthermore, explain why you believe it is appropriate to allocate any amounts to goodwill since the costs of the acquired entity (excluding the contingent installment) does not exceed the acquired net assets.

We have considered the guidance of paragraph 46 of SFAS 141, which states, "If a business combination involves a contingent consideration agreement that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved (a contingency based on earnings), an amount equal to the lesser of the maximum amount of the contingent consideration or the excess shall be recognized as if it was a liability." The below table shows the calculation we used to determine the amount to be recognized as a liability. As the table shows, we have recorded $313,397 as a liability.


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

Purchase Price Less Contingent Installments
Purchase Price                                                      $ 7,532,297
Less contingent consideration                                        (3,353,587)
                                                                    -----------
                                                                      4,178,710
Net tangible assets                                                    (984,420)
                                                                    -----------
  Total Intangible Assets                                             3,194,290

Allocations of Intangible Assets:
Product License                                                       2,190,807
Customer Lists                                                        1,316,880
                                                                    -----------
                                                                      3,507,687
Liability to be recorded                                               (313,397)
                                                                    -----------
                                                                    $ 3,194,290
                                                                    ===========

Based on our evaluation using this guidance, we have determined that no goodwill should be recorded until the contingent consideration amount is finalized and becomes issuable. The amount previously recorded has been removed. The disclosure has been modified accordingly:

The initial purchase price was (pound)3,576,335 or $6,730,382, of which one-half was due at closing payable in cash and stock and the other half is due when the audited March 31, 2006 financial statements are completed. On the closing date, $1.7 million was paid and 681,965 shares were issued to the shareholders of CQ, valued at $1,676,795 at an average share price of $2.46 (see Note 8) was recorded. In addition, the agreement called for the accumulated retained earnings amounting to (pound)423,711 or $801,915 of CQ Systems as of the closing date to be paid to the shareholders in cash and stock. In April 2005, the additional cash of (pound)350,000 or $662,410 was paid and 77,503 shares of the Company's common stock valued at $139,505 were issued. The total amount paid at closing was $4,178,710.

In accordance with SFAS 141, the Company has recognized the lesser of the maximum amount of the contingent consideration based on earnings or the excess of the fair market value of assets acquired over the purchase price as a deferred liability. The deferred liability balance at March 31, 2005 was $1,115,312, which includes the $801,915 paid in April 2005. The purchase price has been allocated as follows:

Purchase Price Allocation:
Purchase Price                                                      $ 7,532,297
Less contingent consideration                                        (3,353,587)
                                                                    -----------
  Net purchase price                                                $ 4,178,710
                                                                    ===========

Net tangible assets                                                 $   984,420
Intangible Assets:
  Product License                                                     2,190,807
  Customer Lists                                                      1,316,880
Deferred liability                                                     (313,397)
                                                                    -----------
  Net purchase price                                                $ 4,178,710
                                                                    ===========


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

Item 3. Controls and Procedures

13. You indicate that your controller, chief financial officer and auditor meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting. Tell us how this additional procedure addresses the facts and circumstances leading to your restatements of the June 30, September 30 and December 31, 2004 financial statements. In this regard, explain how this process ensures that you are properly applying existing accounting and financial reporting requirements.

The restatement of the financial statements of June 30, September 30 and December 31, 2004 were as a result of the treatment of goodwill as an expense. Our financial statements are, as is required, audited on an annual basis and reviewed on a quarterly basis. We have relied on the advice of our auditors in the treatment of entries in the financial statements and of apprising us of changes to accounting principals. We believe that a meeting each quarter, focused solely on changes or questioning of accounting policies may avoid any failure to report such changes to management and, may cause a reexamination of current policies in place. Further, effective July 20, 2005, Ms. Tina Gilger, joined the Company as Chief Financial Officer. We are hopeful that Ms. Gilger's experience as a CPA will further bolster the ability of management to monitor accounting policies so to avoid restatements in the future. There is no way to absolutely "ensure" that we are properly applying existing accounting and financial reporting requirements. However, these quarterly meetings together with the diligence of the new CFO may act to prevent any failure to properly apply in the future.

                                 *   *   *   *

Thank you for your attention to this matter. Please contact the undersigned
(818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you
require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

Cc:  Naeem Ghauri, CEO NetSol Technologies, Inc.
Jason Niethamer, Melissa Walsh, U.S. SEC


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